FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Issuer")

Item 2	Date of Material Change

August 18, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer reported assay results from 5 additional reverse-circulation holes drilled on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These five holes complete the in-fill program for the eastern portion of the Quebrada Del Diablo (QDD) deposit. Assay results from five additional holes that have been completed on the western portion of the QDD deposit are pending.

The drilling continues to encounter extensive intersections of gold mineralization that are consistent with previous drill results. Highlights include:

QDR 92 120 meters of 0.90 g/t Au including 40 meters of 1.27 g/t Au
QDR 93 64 meters of 1.14 g/t Au including 8 meters of 6.15 g/t Au
QDR 95 34 meters of 1.11 g/t Au, including 14 meters of 2.16 g/t Au, and
70 meters of 0.88 g/t Au, including 12 meters of 1.83 g/t Au
QDR 97 100 meters of 0.96 g/t Au including 40 meters of 1.53 g/t Au

The Issuer also announced that AMEC E & C Services of Vancouver had been selected to carry out the planned scoping study upon completion of the resource calculation. AMEC is an international engineering design and construction company with offices worldwide.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6		Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7		Omitted Information
Nil.

Item 8		Senior Officer/Director
	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9		Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 18th day of Auugst, 2004.

Viceroy Exploration Ltd.

News Release #2004.13

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

VICEROY EXPLORATION REPORTS IN-FILL DRILL RESULTS ON GUALCAMAYO GOLD PROJECT

Vancouver, British Columbia, August 18, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to announce assay results from 5 additional reverse-circulation holes drilled on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These five holes complete the in-fill program for the eastern portion of the Quebrada Del Diablo (QDD) deposit. Assay results from five additional holes that have been completed on the western portion of the QDD deposit are pending.

The drilling continues to encounter extensive intersections of gold mineralization that are consistent with previous drill results. Highlights include:

QDR 92 120 meters of 0.90 g/t Au including 40 meters of 1.27 g/t Au
QDR 93 64 meters of 1.14 g/t Au including 8 meters of 6.15 g/t Au
QDR 95 34 meters of 1.11 g/t Au, including 14 meters of 2.16 g/t Au, and
                  70 meters of 0.88 g/t Au, including 12 meters of 1.83 g/t Au
QDR 97 100 meters of 0.96 g/t Au including 40 meters of 1.53 g/t Au

Hole QDR 94, designed to test the upward continuation of mineralization, returned 3.14 g/t Au over 6 meters near surface. This is significant in that several drill holes have intersected mineralization well above the known zone. In addition, surface sampling above the known zone returned high-grade values. Recent additional sampling of these near-surface features, as exposed in road cuts returned the following values:

Sample #	Location	Au in g/t
33-0708 2,535,996E	6,713,127N	11.780
33-0709 2,536,007E	6,713,106N	1.920
33-0710 2,536,046E	6,713,082N	12.260
33-0711 2,536,004E	6,513,081N	7.730

These values relate to narrow high-grade structures potentially extending from the main zone to surface. These mineralized structures will be further tested to ascertain if they could contribute to reducing the strip ratio and increasing the contained gold in the QDD zone.

The Company also wishes to announce that it has selected AMEC E & C Services of Vancouver to carry out the planned scoping study upon completion of the resource calculation. AMEC is an international engineering design and construction company with offices worldwide.

Mr. Patrick Downey, President & CEO of Viceroy, stated that "We are extremely pleased with the most recent drill results. We continue to intercept significant widths of higher-grade mineralization. The factors controlling the continuity and grade of the QDD deposit are now well understood. I am also pleased to have selected AMEC as our consulting engineers for the scoping study and look forward to moving the project forward through the next stages of its development."

Principal intersections from the 5 drill holes referred to above are:

			Total	From	To	Interval
Hole #	Azimuth	Dip	Depth	(meters)	(meters)	(meters)	Au g/t
QDR 92	179	85	306	142	262	120	0.90
incl.				160	178	18	1.73
incl.				208	248	40	1.27
QDR 93	0	90	240	122	136	14	0.58
incl.				124	126	2	5.87
				152	216	64	1.14
incl.				158	166	8	6.15
incl.				160	162	2	18.85
QDR 94	180	60	180	8	14	6	3.14
QDR 95	0	85	348	98	100	2	1.20
				130	136	6	0.60
				174	208	34	1.11
incl.				194	208	14	2.16
				250	320	70	0.88
incl.				302	314	12	1.83
QDR 97			240	48	50	2	5.88
				70	74	4	1.47
				88	188	100	0.96
incl.				98	138	40	1.53

Quality Control

The program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is the Company's qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to ALS Chemex for fire assay in their Santiago Chile facility.

Accuracy of results are tested through the systematic inclusion of standards, duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has recently been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:

Christine Black, Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements